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SECURI 04017731)MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-31290~~ 8-28461

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 2 5 2004 187 SECTION PROCESSING

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Advisors Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7315 Wisconsin Avenue
(No. and Street)

Bethseda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristian Marquez — 301-280-1230 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 1040	Lincoln	Nebraska	68508-1469
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cheryl Heilman swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Advisors Group, Inc., as of December 31, 2003, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Vice President

Title

Notary Public

GENERAL NOTARY-State of Nebraska
MARIA K. LANGAN
My Comm. Exp. Feb. 10, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ADVISORS GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
AND INDEPENDENT AUDITORS' REPORT

Deloitte.

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP
Suite 1040
1248 O Street
Lincoln, NE 68508-1469
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

To the Board of Directors of
The Advisors Group, Inc.
Bethesda, Maryland

We have audited the following financial statements of The Advisors Group, Inc. (the Company) (a wholly owned subsidiary of AMAL Corporation) for the years ended December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Advisors Group, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of The Advisors Group, Inc. as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Lincoln, Nebraska
February 26, 2004

THE ADVISORS GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31 2003	December 31 2002
ASSETS		
Cash and cash equivalents	$ 1,664,670	$ 1,317,256
Cash segregated under federal and other regulations	63,441	-
Clearing account deposits with broker dealer	40,000	225,000
Commissions and fees receivable from clearing organizations and broker dealers	92,600	874,418
Accounts receivable	-	198,083
Accounts receivable - affiliates	255,444	118,286
Deferred income taxes	354,209	156,190
Income taxes receivable	11,082	106,224
Property and software, net of accumulated depreciation and amortization of $617,357 and $538,985	126,067	195,550
Other assets	84,128	184,721
Total Assets	$ 2,691,641	$ 3,375,728
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable - affiliates	$ 149,791	$ 604,418
Accrued expenses and other liabilities	1,051,881	420,114
Accrued commissions	72,895	327,246
Income taxes payable	30,737	-
Unearned income	39,261	21,884
Total Liabilities	1,344,565	1,373,662
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, par value $.01 per share; authorized 10,000 shares, issued and outstanding 1,500 shares	15	15
Additional paid-in capital	5,346,508	4,039,008
Accumulated deficit	(3,999,447)	(2,036,957)
Total Stockholder's Equity	1,347,076	2,002,066
Total Liabilities and Stockholder's Equity	$ 2,691,641	$ 3,375,728

The accompanying notes are an integral part of these financial statements.

THE ADVISORS GROUP, INC.
STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2003	2002
INCOME:		
Commissions – affiliates	$ 5,235,615	$ 5,720,590
Commissions	8,617,077	13,397,984
Advisory fees	4,705,973	5,142,865
Support fees	290,463	420,320
Investment income	6,478	30,454
Other income	163,236	301,098
	19,018,842	25,013,311
EXPENSES:		
Commissions – affiliates	1,941,869	2,919,693
Commissions	13,931,559	17,665,911
Administrative expenses	2,897,243	1,851,098
Salaries and incentive compensation	1,959,401	2,044,353
Employee benefits	375,345	519,634
Clearing fees, net of clearing rebates of $0 and $325,000	459,798	1,015,258
Professional services	324,358	195,486
	21,889,573	26,211,433
Loss before income taxes	(2,870,731)	(1,198,122)
Income taxes – current	710,222	357,189
Income taxes – deferred	198,019	60,337
	908,241	417,526
Net loss	$ (1,962,490)	$ (780,596)

The accompanying notes are an integral part of these financial statements.

THE ADVISORS GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE, January 1, 2002	1,500	$ 15	$ 3,039,008	$ (1,256,361)	$ 1,782,662
Capital contribution	-	-	1,000,000	-	1,000,000
Net loss	-	-	-	(780,596)	(780,596)
BALANCE, December 31, 2002	1,500	15	4,039,008	(2,036,957)	2,002,066
Capital contributions	-	-	1,307,500	-	1,307,500
Net loss	-	-	-	(1,962,490)	(1,962,490)
BALANCE, December 31, 2003	1,500	$ 15	$ 5,346,508	$ (3,999,447)	$ 1,347,076

The accompanying notes are an integral part of these financial statements.

THE ADVISORS GROUP, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2003	2002
OPERATING ACTIVITIES:		
Net loss	$ (1,962,490)	$ (780,596)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation and amortization	78,372	135,860
Deferred income taxes	(198,019)	(60,337)
Loss on disposal of office equipment	-	55
Change in assets and liabilities:		
Cash segregated under federal and other regulations	(63,441)	-
Clearing account deposit with broker dealer	185,000	(115,000)
Commissions and fees receivable from the clearing organizations and broker dealers	781,818	215,297
Accounts receivable	198,083	(119,940)
Accounts receivable/payable - affiliates	(591,785)	(787,220)
Income taxes receivable/payable	125,879	5,380
Other assets	100,593	40,723
Accrued expenses and other liabilities	631,767	81,723
Accrued commissions	(254,351)	(196,282)
Unearned income	17,377	6,919
Net cash flows from operating activities	(951,197)	(1,573,418)
INVESTING ACTIVITIES:		
Disposals of property and software	-	106,429
Purchases of property and software	(8,889)	(649)
Net cash flows from investing activities	(8,889)	105,780
FINANCING ACTIVITIES:		
Capital contributions	1,307,500	1,000,000
INCREASE(DECREASE) CASH AND CASH EQUIVALENTS	347,414	(467,638)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,317,256	1,784,894
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,664,670	$ 1,317,256
Cash refunded for income taxes	$ (836)	$ (363)

The accompanying notes are an integral part of these financial statements.

THE ADVISORS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

The Advisors Group, Inc. (the Company) is a wholly owned subsidiary of AMAL Corporation (AMAL). Effective April 30, 2002, AMAL became the Company's parent as part of a common controlled party transaction between AMAL and the Company's former parent, Acacia Financial Corporation (AFCO) in accordance with a plan of reorganization within the Ameritas Acacia Mutual Holding Company (AAMHC). AMAL Corporation is a holding company majority owned by Ameritas Life Insurance Corp. (ALIC), and minority owned by AmerUs Life Insurance Company (AmerUs) and, starting in 2002, Acacia Life Insurance Company (Acacia Life), Acacia National Life Insurance Company (Acacia National), and AFCO. ALIC and Acacia Life are wholly owned subsidiaries of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of AAMHC.

On October 31, 2003 the Company transferred all of it's broker dealer activities to Ameritas Investment Corp. (AIC), an affiliate. In connection with the transfer, certain exit and employee severance costs were incurred which were accounted for in accordance with statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities".

AMAL has committed to support the operations of the Company for the foreseeable future.

The Company is registered as an investment advisor under the Investment Advisors Act of 1940. The Company is also a securities broker dealer and is registered under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers.

The Company also provides investment advisory services to individuals and businesses. The Company's advisory services include general financial planning services, specific investment advisory services, portfolio monitoring services, and asset allocation advisory services. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as no such liabilities existed as of December 31, 2003 or 2002 or during the years then ended.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities and related commission revenue and expenses are recorded on a trade-date basis.

ADVISORY FEES

Investment advisory fees for portfolio monitoring and asset allocation services and distribution fees on outside mutual funds and affiliated mutual funds of the Company are recognized as earned, with earned but unpaid amounts reflected as accounts receivable and amounts received but not earned reflected as unearned income.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

SUPPORT FEES

Fees for marketing support consist of fees that outside organizations pay the Company to attend an annual marketing conference hosted by the Company. These fees are recognized as income when the Company has hosted the conference.

INCOME TAXES

The Company files a consolidated tax return with AMAL. Consolidated tax results are distributed as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities with a remaining maturity of less than three months when purchased to be cash equivalents

PROPERTY AND SOFTWARE

Property and software are recorded at cost, less an allowance for depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 10 years for equipment including computers and 3 years for purchased software.

RECLASSIFICATIONS

Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

EXIT OR DISPOSAL ACTIVITIES AND IMPLEMENTATION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 146

Effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 146, *Accounting For Costs Associated With Exit Or Disposal Activities* (SFAS No. 146).

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

3. RELATED PARTY TRANSACTIONS

The Company and its affiliates provide various administrative services to each other. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Costs of these services are allocated in accordance with Administrative Services and Paymaster Agreements between the Company and its affiliates and resulted in net payments of approximately $2,720,000 and $2,920,000 from the Company to its affiliates in 2003 and 2002, respectively.

3. RELATED PARTY TRANSACTIONS, (continued)

Acacia leases premises and equipment on behalf of the Company and certain affiliates. The Company was allocated approximately $209,000 and $258,000 for the years ended December 31, 2003 and 2002, respectively, for its share of the lease costs. During 2002, the Company transferred equipment to Acacia at its net book value of approximately $106,000. No gain or loss was recognized on this transaction.

During 2002, the Company converted its primary clearing firm from National Financial Services, LLC ("NFS") to Pershing, LLC. Prior to the conversion, an agreement was entered into such that all conversion-related costs would be reimbursed by AAMHC and AMAL. For the year ended December 31, 2002, AAMHC and AMAL reimbursed the Company approximately $480,000 for these conversion costs.

On October 31, 2003, all of the broker dealer activities of the Company were transferred to AIC. In connection with this transfer, accrued salary related liabilities of approximately $206,000 were assumed by AIC in exchange for cash.

The Company distributes variable universal life and variable annuity contracts for Acacia National and Ameritas Variable Life Insurance Company, both affiliates. The Company recorded commissions for the sale of these products that approximated $5,227,000 and $5,379,000 in 2003 and 2002, respectively.

Pursuant to an agreement with Acacia Life, the Company recorded approximately $7,508,000 and $13,132,000 of revenue in 2003 and 2002, respectively, relating to commissions and fees generated by account managers of Acacia Life.

The Company distributes shares of certain Calvert mutual funds, an affiliate, on behalf of an affiliated broker dealer. The commissions earned for the sale of these products approximated $385,000 and $344,000 during the years ended December 31, 2003 and 2002, respectively. In addition, the Company received reimbursement from the affiliate for the clearing fees that were incurred for these transactions. The reimbursement approximated $0 and $102,000 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the related receivable for this activity of $9,000 and $36,000, respectively, was recorded as commissions receivable.

4. CLEARING REBATES

Prior to the conversion from NFS to Pershing, LLC, an agreement was entered into with Pershing that termination fees of approximately $325,000 assessed by NFS would be reimbursed to the Company through clearing rebates. There is a receivable of approximately $166,000 included in commissions and fees receivable from clearing organizations and broker dealers as of December 31, 2002.

5. PROPERTY AND SOFTWARE

A summary of the cost and accumulated depreciation and amortization of property and software is as follows at December 31:

	2003	2002
Property and software:		
Computer equipment and operating software	$ 226,455	$ 223,150
Application software	326,833	326,832
Equipment	190,136	184,553
Subtotal	743,424	734,535
Accumulated depreciation and amortization	(617,357)	(538,985)
Property and software, net	$ 126,067	$ 195,550

6. REGULATORY REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness). At December 31, 2003, the Company had net capital of $179,229 which was $89,591 in excess of required capital of $89,638. At December 31, 2002, the Company had net capital of $805,705 which was $555,705 in excess of its required capital of $250,000. At December 31, 2003 the Company's net capital ratio was 7.50 to 1 and at December 31, 2002 the Company's net capital ratio was 1.56 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

7. BENEFIT PLANS

The Company's employees and agents participated in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3% in 2003 and 2002. In addition, for eligible employees who are not Pension plan participants, the Company makes a contribution of 6.0% of the participants' compensation. Contributions by the Company to the defined contribution plan were approximately $100,000 and $150,000 in 2003 and 2002, respectively.

8. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2003 and 2002, the Company's deferred tax asset relates primarily to certain benefit programs of the Company, unearned income and accrued expenses. Gross deferred tax assets were $397,371 and $183,378 as of December 31, 2003 and 2002, respectively. Gross deferred tax liabilities related primarily to state income taxes and depreciation. Gross deferred tax liabilities were $43,162 and $27,188 as of December 31, 2003 and 2002, respectively. Deferred taxes include a valuation allowance of $127,107 as of December 31, 2003 related to certain state net operating losses the Company does not expect to realize.

9. EXIT ACTIVITIES

The Company incurred severance expenses during the year ended December 31, 2003 associated with the transfer of it's broker dealer activities to AIC. Severance expenses for the year ended December 31, 2003 included in salaries and incentive compensation were $248,485. The Company paid $184,695 of this liability during the year ended December 31, 2003, leaving a liability of $63,790 which is included in accrued expenses and other liabilities on the December 31, 2003 statement of financial condition. The Company is expected to incur an additional $8,410 in the year ended December 31, 2004 which will be paid along with the liability of $63,790 during the year ending December 31, 2004.

10. COMMITMENTS AND CONTINGENCIES

The Company is subject to various legal matters in the normal course of business. Management cannot predict with certainty the outcome of these matters. A substantial adverse judgment or other resolution could have a material adverse effect on the Company's financial condition, results of operations, or cash flows. Management believes the Company has adequate legal defenses with respect to the pending legal matters and the outcome of these matters is not likely to have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

In the normal course of business the Company's customer activities involve, principally through its clearing firm, various securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or clearing firm is unable to fulfill its contractual obligations.

THE ADVISORS GROUP, INC.
SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2003

Stockholder's equity	$ 1,347,076
Deduct:	
Non-allowable assets	879,968
Excess fidelity bond deductible	270,000
"Haircut" on securities	17,879
	1,167,847
Net capital	$ 179,229
Minimum capital (greater of $25,000 or 6-2/3% of aggregate indebtedness)	$ 89,638
Aggregate indebtedness	$ 1,344,565
Ratio of aggregate indebtedness to net capital	7.50 to 1

THE ADVISORS GROUP, INC.
SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2003

Reconciliation of the Company's computation of net capital included in Part II of Form X-17A-5 as of December 31, 2003 and as reported herein is as follows:

	Net Capital	Aggregate Indebtedness
Amount, as reported in the Company's original Part II (unaudited) FOCUS report	$ 429,937	$ 1,094,019
Audit adjustments to net income decreasing stockholder's equity:		
Adjustments to income taxes	13,632	(13,632)
Adjustments to commissions and fees receivable from clearing organizations and broker dealers	(13,364)	-
Adjustments to other assets	(18,453)	-
Adjustments to accrued expenses and other liabilities	(7,131)	7,131
	(25,316)	(6,501)
Audit adjustments (increasing) decreasing non-allowable assets		
Commissions and fees receivable from clearing organizations and broker dealers	13,364	-
Accounts receivable - affiliates	(254,151)	254,151
Other assets	15,557	2,896
	(225,230)	257,047
Adjustment to "haircut" on securities	(162)	-
Total adjustments	(250,708)	250,546
Amount, as reported in amended Part II (unaudited) FOCUS report	$ 179,229	$ 1,344,565

	As Reported in Original Part II FOCUS	As Reported in Amended Part II FOCUS
Minimum net capital required	$ 72,934	$ 89,638
Ratio of aggregate indebtedness to net capital	2.54 to 1	7.50 to 1

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE
COMMISSION RULE 17a-5**

The Advisors Group, Inc.
Bethesda, Maryland

In planning and performing our audit of the financial statements of The Advisors Group, Inc. (the Company) (a wholly owned subsidiary of AMAL Corporation) for the year ended December 31, 2003 (on which we have issued our report dated February 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Lincoln, Nebraska
February 26, 2004